 As filed with the Securities and Exchange Commission on November 16, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMH Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class B-1 Common Stock, $0.01 par value
Class B-2 Common Stock, $0.01 par value
Class B-3 Common Stock, $0.01 par value
Class B-4 Common Stock, $0.01 par value
Class C Common Stock, $0.01 par value
(Title of Class of Securities)
46124J102
(CUSIP Number of Class of Securities)

Name and address of agent for service:
Lawrence D. Bain
Chairman and Chief Executive Officer
IMH Financial Corporation
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(480) 840-8400

With a copy to:
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West 2nd Street, Suite 1100

Cleveland, Ohio 44113
(216) 583-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$1,000,000(a)	$121.20(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by IMH Financial Corporation, a Delaware corporation (the “Company”), to purchase for cash up to $1 million in value in the aggregate of shares of the Company’s (i) Class B-1 Common Stock, par value $0.01 per share (“Class B-1 Common Stock”), (ii) Class B-2 Common Stock, par value $0.01 per share (“Class B-2 Common Stock”), (iii) Class B-3 Common Stock, par value $0.01 per share (“Class B-3 Common Stock”), (iv) Class B-4 Common Stock, par value $0.01 per share (“Class B-4 Common Stock”), and (v) Class C Common Stock, par value $0.01 per share (“Class C Common Stock,” and together with the Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, and Class B-4 Common Stock, the “Shares”) at a price of $2.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated ________, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer”. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to Items 1 through 9 of this Tender Offer Statement on Schedule TO.
Item 10. Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered by the Company to purchase the Company’s Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11. Additional Information.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11(c) of this Tender Offer Statement on Schedule TO.
Item 12. Exhibits.
EXHIBIT INDEX

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated _________, 2018

(a)(1)(B)* (a)(1)(C)* (a)(1)(D)*	Letter of Transmittal Important Instructions and Information Odd Lot Certification * Filed herewith
Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2018	IMH Financial Corporation By: /s/ Lawrence D. Bain Name: Lawrence D. Bain Title: Chairman and Chief Executive Officer